RICHMOND MUTUAL BANCORPORATION, INC.
31 North 9th St.,

Richmond, Indiana 47375

May 1, 2019

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Richmond Mutual Bancorporation, Inc. Registration Statement on Form S-1 (File number 333-230184) Request for Acceleration

Gentlemen:

We hereby request acceleration of the effective date of the above-captioned Registration Statement to Monday, May 6, 2019 at 10:00 a.m., Eastern Time, or as soon thereafter as practicable.

Please contact Michael Sadow of Silver, Freedman, Taff & Tiernan LLP at (202) 295-4526 with any questions concerning this matter.

RICHMOND MUTUAL BANCORPORATION, INC.

By:	/s/ Garry D. Kleer Garry D. Kleer President and Chief Executive Officer